Exhibit 99.2

GRANITE REAL ESTATE INVESTMENT TRUST
(“Granite REIT”)
and
GRANITE REIT INC.
(“Granite GP”)

Report of Voting Results for Annual General Meetings of Stapled Unitholders

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the joint annual general meetings (the “Meetings”) of holders of stapled units (“Stapled Units”) of Granite REIT and Granite GP held on June 4, 2020.

A total of 42,173,861 Stapled Units (78.71% of outstanding Stapled Units) were represented in person or by proxy at the Meetings.

1.
Each of the nominees listed in Granite REIT’s Management Information Circular dated April 24, 2020 were elected as Trustees of Granite REIT and directors of Granite GP to hold office until the next annual general meeting or until their successors are duly elected or appointed. The outcome of the vote was as follows:

	As Trustee of Granite REIT				As Director of Granite GP
Nominee	Votes For	%	Votes Withheld	%	Votes For	%	Votes Withheld	%
Peter Aghar	41,825,429	99.98	8,995	0.02	41,825,748	99.98	8,676	0.02
Remco Daal	41,825,936	99.98	8,497	0.02	41,825.239	99.98	9,185	0.02
Kevan Gorrie	41,823,766	99.97	10,658	0.03	41,825,111	99.98	9,313	0.02
Fern Grodner	41,822,256	99.97	12,168	0.03	41,822,258	99.97	12,166	0.03
Kelly Marshall	41,826,820	99.98	7,604	0.02	41,827,370	99.98	7,054	0.02
Al Mawani	41,803,775	99.93	30,649	0.07	41,803,254	99.93	31,170	0.07
Gerald Miller	41,824,976	99.98	9,448	0.02	41,825,627	99.98	8,797	0.02
Sheila Murray	41,826,027	99.98	8,397	0.02	41,824,914	99.98	9,510	0.02
Jennifer Warren	41,728,539	99.75	105,885	0.25	41,729,288	99.75	105,136	0.25

2.
Deloitte LLP was re-appointed as auditor of each of Granite REIT and Granite GP until the next annual general meeting or until a successor is appointed, and the board of directors of Granite GP was authorized to fix the remuneration of the auditor of Granite GP. The outcome of the vote was as follows:

	Votes For	%	Votes Withheld	%
Re-appointment of Deloitte LLP as Auditors of Granite REIT	42,148,647	99.94	25,194	0.06
Re-appointment of Deloitte LLP as Auditors of Granite GP and authorization of the directors of Granite GP to fix the remuneration of Deloitte LP	42,149,412	99.94	24,429	0.06

3.	The non-binding advisory resolution on Granite’s approach to executive compensation was passed as follows:

	Votes For	%	Votes Against	%
Non-binding advisory resolution on Granite’s approach to executive compensation	39,930,267	95.45	1,904,157	4.55

DATED as of this 4th day of June, 2020.

GRANITE REAL ESTATE INVESTMENT TRUST

By:	(signed) Kevan Gorrie
Kevan Gorrie
President and Chief Executive Officer

GRANITE REIT INC.

By:	(signed) Kevan Gorrie
Kevan Gorrie
President and Chief Executive Officer